Afya Limited Announces Second-Quarter and First Half 2021 Financial Results

Strong Operational Performance

High Cash Flow Generation

Nova Lima, Brazil, August 26, 2021 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group and digital health service provider in Brazil, reported today financial and operating results for the three and six-month period ended June 30, 2021 (second quarter 2021). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Second Quarter 2021 Highlights

▪	2Q21 Adjusted Net Revenue increased 39.1% YoY to R$381.5 million. Adjusted Net Revenue excluding acquisitions grew 9.0%, reaching R$299.0 million.
▪	2Q21 Adjusted EBITDA increased 36.0% YoY reaching R$160.7 million, with an Adjusted EBITDA Margin of 42.1%. Adjusted EBITDA excluding acquisitions increased 3.1%, reaching R$121.8 million, with an Adjusted EBITDA Margin of 40.7%.
▪	2Q21 Adjusted Net Income of R$65.1 million, 27.3% lower than 2Q20.

First Half 2021 Highlights

▪	1H21 Adjusted Net Revenue increased 43.5% YoY to R$784.0 million. Adjusted Net Revenue excluding acquisitions grew 9.9%, reaching R$600.5 million.
▪	1H21 Adjusted EBITDA increased 42.3% YoY reaching R$368.3 million, with an Adjusted EBITDA Margin of 47.0%. Adjusted EBITDA excluding acquisitions grew 7.8%, reaching R$279.1 million, with an Adjusted EBITDA Margin of 46.5%
▪	Cash conversion of 103.5%, with a solid cash position of R$ 1.4 billion.
▪	2,303 medical seats, 23.4% increase YoY, and 13,390 medical students, which was up 47.2%.

Table 1: Financial Highlights
	For the three months period ended June 30,					For the six months period ended June 30,
(in thousand of R$)	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	372,374	292,024	274,211	35.8%	6.5%	766,725	586,975	546,515	40.3%	7.4%
(b) Adjusted Net Revenue (1)	381,488	299,024	274,211	39.1%	9.0%	784,043	600,523	546,515	43.5%	9.9%
(c) Adjusted EBITDA (2)	160,658	121,794	118,152	36.0%	3.1%	368,309	279,056	258,796	42.3%	7.8%
(d) = (c)/(b) Adjusted EBITDA Margin	42.1%	40.7%	43.1%	-100 bps	-240 bps	47.0%	46.5%	47.4%	-40 bps	-90 bps
(e) Adjusted Net Income	65,109	35,036	89,560	-27.3%	-60.9%	225,097	156,486	221,040	1.8%	-29.2%

* Ex Acquisitions: stands for the same companies that Afya consolidated in the same period of the previous year. For the three months period ended June 30, 2021, "2021 Ex Acquisitions" excludes: UniSl (only April, 2021; Closing of Unisl was in May,2020), PEBMED, FCMPB, MedPhone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and UNIFIPMoc.

For the six months period ended June 30, 2021 - "2021 Ex Acquisitions" excludes UniRedentor (only January, 2021; Closing of Uniredentor was in January 31,2020), UniSl (January to April, 2021; Closing of Unisl was in May,2020), PEBMED, FCMPB, Medphone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and UNIFIPMoc.
1. Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
2. See more information on "Non-GAAP Financial Measures" (Item 10).

1.	Message from Management

Virgilio Gibbon, Afya’s CEO, stated:

We’re proud to report strong operational and financial results, surpassing the guidance issued to the market – over forty percent revenue growth and record second quarter EBITDA margin. The pandemic is not over and due to our dedicated employees, we were able to increase our cash flow generation to the highest level since March, 2020, to continue extracting synergies of our recently acquired companies and to execute our digital strategy.

As physicians handle high volume of work, we’re proud our productivity tools were able to help. We expanded our clinical decision software to 18,000 additional physicians and medical students. We serve almost 40% of all Brazilian physicians and medical students with our offerings. Acquisitions completed this semester also complemented our Digital Services offering in multiple pillars, we consolidated iClinic, Medicinae, Medical Harbour, Cliquefarma and Shosp, reinforcing our unique complete offering for the medical career and gaining traction in the operational indicators.

1

Our Digital Team is also committed to deliver the promises we made in Afya Investors and ESG Day. We already started to consolidate our costumer database into a single datalake, launched the first integrations between Medcel, iClinic and WhiteBook products, started testing the MVPs solutions with the pharma industry and initiated Afya’s Digital brand awareness strategy.

We are also excited to expand our offering in the Undergrad business with the closing of the acquisition of UNIFIPMoc this quarter and the closing of the acquisition of UNIGRANRIO in August, 2021. These acquisitions combined contributed 468 authorized medical seats to Afya, reaching 2,611 seats. This translates into 18.8 thousand students at maturity, representing a CAGR of 9.3% from 2020 to 2026. Considering these two last acquisitions Afya has added 1,179 seat since the IPO.

We also completed two major operations with shareholders this quarter. First, the U$150 million investment from SoftBank in Afya’s Series A perpetual convertible preferred shares. SoftBank will beneficially own approximately 8.4% of Afya’s total shares of the company on an as-converted basis. In connection with this sale, Paulo Passoni from SoftBank, who has vast experience in the digital business, was appointed as a board member of Afya.

Second, Bertelsmann, that has a long-term relationship with Afya, completed the acquisition of Crescera’s stake of 24.6% of Afya’s total capital and will have three seats in our Board of Directors.

Following our commitment with the UN Global Compact to encourage companies to align their actions in order to promote sustainable growth and allow society to achieve sustainable development by 2030, we assumed a voluntary commitment to have at least 50% of women in our management positions by 2030.

In addition, we also announced that Afya was certificated by Women on Board, an independent initiative whose purpose is to acknowledge, appreciate and promote corporate environments in which women are members of the board of directors. We voluntarily committed to continuing to have at least two women as board members.

Our mission to become the reference partner for physicians in their journey, by rewarding their lifelong experience and enhancing their daily practice with Afya’s digital services, continues to guide our strategy and I am really proud on what we have achieved so far.

2.	Key Events in the Quarter:

▪	Closing of the transaction with SoftBank in May, 2021 – SoftBank purchased US$150 million in Afya’s Series A perpetual convertible preferred shares set forth in the Certificate of Designations. In connection with such sale, Paulo Passoni from Softbank was appointed as a board member of Afya. Softbank and its affiliates beneficially own approximately 8.4% of the total shares of the company (on an as-converted basis for the Series A perpetual convertible preferred shares).
▪	Closing the UNIFIPMoc and FIPGuanambi acquisition in June, 2021 – a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia, contributing 160 authorized medical school seats to Afya.

▪	Signing of of Bertelsmann’s acquisition of Crescera’s shares in Afya in June, 2021 - Crescera Educacional announced the sale of the entirety of its 23,074,134 Class B common shares of Afya to an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann”. In accordance to the transaction, the Company announces to the market the following adjusts to the Board of Directors: a) resignation of Felipe Argalji, as a member indicated by Crescera and b) reappointment of Daulins Emílio to occupy the vacant position from Crescera.

2

3.	Subsequent Events in the Quarter

▪	Closing the UNIGRANRIO acquisition in August, 2021 – a post-secondary education institution with government authorization to offer 308 undergraduate medical seats in the state of Rio de Janeiro. With this acquisition Afya reaches 2,611 authorized medical seats. The aggregate purchase price (enterprise value) was R$700.0 million, including the assumption of estimated Net Debt of R$73.9 million. The equity value will be paid: 60% in cash on the transaction closing date and 40% in four equal annual instalments, adjusted by the CDI rate. We expected an EV/EBITDA of 4.1x at maturity and post synergies.

▪	Closing of Bertelsmann’s acquisition of Crescera’s shares in Afya in August, 2021 - Crescera Educacional announced the sale of the entirety of its 23,074,134 Class B common shares of Afya to Bertelsmann. As a result of the closing of the transaction, Daniel Borghi and Laura Guaraná from Crescera ceased to be Afya board members. Mr. Borghi will continue to support Afya as an Afya board observer during six months, starting today. Pursuant to Afya’s amended and restated articles of association, Shobhna Mohn and Kay Krafft were appointed by Bertelsmann as board members.

▪	In August 12, 2021 Afya assumed a voluntary commitment to have at least 50% of women in its management positions by 2030. In addition, Afya announced that was certificated by Women on Board, an independent initiative whose purpose is to acknowledge value and promote corporate environments in which women are part of the board of directors. The company voluntarily committed to continue having at least two women as board members.

4.	First Half 2021 Guidance

	Guidance for 1H2021	Actual 1H2021
Adjusted Net Revenue (1) (2) (3)	R$ 740 mn ≤ ∆ ≤ R$ 780 mn	R$ 773.4 mn
Adjusted EBITDA Margin	46.0% ≤ ∆ ≤ 48.0%	47.3%

(1) Includes Mais Medicos schools in Santa Ines and Cruzeiro do Sul starting on January 1, 2021.
(2) Includes iClinic starting on January 21, 2021.
(3) Excludes any acquisition that may have been concluded after the issuance of the guidance. Thus, does not include UNIFIPMOC, Medicinae, Cliquefarma, Medical Harbour and Shosp.

5.	Second Half 2021 Guidance

The Company is introducing guidance for 2H21 which takes into account the successfully concluded acceptances of new medicine students for the second half of 2021 and the consolidation of the digital companies and medical schools acquisitions during the 1H21.

The guidance for 2021 added to our reported results for the 1H21 will total our full year 2021 as follows:

Guidance for 2021	Important considerations
2021 Adjusted Net Revenue is expected to be between R$1.720 million – R$1.760 million	▪ Includes UNIFIPMoc starting on June 1, 2021.
▪ Includes UNIGRANRIO starting on August 4, 2021.
▪ Excludes any acquisition that may be concluded after the issuance of the guidance.
2021 Adjusted EBITDA Margin is expected to be between 42.0%-44.0%	▪ Includes UNIFIPMoc starting on June 1, 2021.
▪ Includes UNIGRANRIO starting on August 4, 2021.
▪ Excludes any acquisition that may be concluded after the issuance of the guidance.
▪ Includes the impact of the adoption of IFRS 16.

Guidance for 2H21	Excluding the Acquisitions of UNIFIPMoc and UNIGRANRIO
Net Revenue is expected to be between R$760 million – R$800 million	▪ Excludes any acquisition that may be concluded after the issuance of the guidance.

Adjusted EBITDA Margin is expected to be between 42%-44%	▪ Excludes any acquisition that may be concluded after the issuance of the guidance.
▪ Includes the impact of the adoption of IFRS 16.

3

6.	1H21 Overview

Operational Review

Afya is the only company offering technological solutions to support physicians across every stage of the medical career, from undergraduate students in its medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. Afya is also positioned in digital health services, providing clinical decision apps and practice management tools as SAAS (Sofware as a Service).

The Company report results for three distinct business units. The first, Undergrad – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The second, Continuing Education – specialization programs and graduate courses. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided in 6 pillars: Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician - Patient Relationship, Telemedicine, and Digital Prescription and revenue is generated from printed books and e-books, which is recognized at the point in time when control is transferred to the customer and subscription fees (SaaS model).

Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Six months period ended June 30,
	2021	2020	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats (1)	2,303	1,866	23.4%
Operating Seats	2,053	1,516	35.4%
Total Students	13,390	9,097	47.2%
Total Students (ex- Acquisitions)*	8,891	7,319	21.5%
Tuition Fees (ex- Acquisitions* - R$MM)	458,683	358,214	28.0%
Tuition Fees (Total - R$MM)	665,112	406,439	63.6%
Medical School Avg. Ticket (ex- Acquisitions* - R$/month)	8,598	8,157	5.4%
UNDERGRADUATE HEALTH SCIENCE
Total Students	14,913	13,853	7.7%
Total Students (ex- Acquisitions)*	5,679	7,031	-19.2%
Tuition Fees (ex- Acquisitions* - R$MM)	41,788	52,249	-20.0%
Tuition Fees (Total - R$MM)	77,731	68,723	13.1%
OTHER UNDERGRADUATE
Total Students	15,478	16,031	-3.4%
Total Students (ex- Acquisitions)*	7,729	8,723	-11.4%
Tuition Fees (ex- Acquisitions* - R$MM)	44,645	58,829	-24.1%
Tuition Fees (Total - R$MM)	88,489	80,707	9.6%
TOTAL TUITION FEES
Total Tuition Fees (ex- Acquisitions* - R$MM)	545,116	469,292	16.2%
Total Tuition Fees (Total - R$MM)	831,332	555,869	49.6%

*For the six months period ended June 30, 2021 - Ex Acquisitions excludes UniRedentor, UniSl, FCMPB, FESAR and UNIFIPMoc.
(1) This number does not include UNIGRANRIO acquisition that will contribute 308 seats.

4

Key Revenue Drivers – Continuing Education and Digital Services

Table 3: Key Revenue Drivers	Six months ended June 30,
	2021	2020	% Chg
Continuing Education
Medical Specialization & Others
Medical Specialization & Others Students	3,285	4,513	-27.2%
Medical Specialization & Others Students (ex-Acquisitions¹)	1,941	2,188	-11.3%
Net Revenue from courses (Total - R$MM)	35,272	52,325	-32.6%
Net Revenue from courses (ex- Acquisitions¹)	25,852	33,004	-21.7%
Digital Services
Content & Technology for Medical Education
Active Paying Students
Prep Courses & CME - B2C	15,670	10,594	47.9%
Prep Courses & CME - B2B	3,173	890	256.5%
Clinical Decision Software
Whitebook Active Payers	115,149	-	n.a
Clinical Management Tools²
iClinic Active Payers	14,371	-	n.a

Digital Services Total Active Payers	148,363	11,484	1191.9%
Digital Services Total Active Payers (ex-Acquisitions³)	18,843	11,484	64.1%
Net Revenue from Services (Total - R$MM)	81,665	43,281	88.7%
Net Revenue From Services (ex-Acquisitions³)	48,610	43,281	12.3%

(1) Acquisitions include the consolidation of Continuing Education courses offered by Uniredentor (acquired in January, 2021)
(2) Clinical management tools includes Telemedicine and Digital Prescription features
(3) Acquisitions include the consolidation of PEBMED, MedPhone, iClinic, Medicinae, Medical Harbour, Cliquefarma and Shosp.

Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in the last 30 days of a specific period.

Total monthly active users reached 233.1 thousand, 31.6% higher than 2020.

Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	2Q21	1Q21	% Chg	4Q20	% Chg
Content & Technology for Medical Education	18,968	19,857	-4.5%	14,658	35.5%
Clinical Decision Software	181,138	173,959	4.1%	162,512	7.0%
Clinical Management Tools¹	32,968	27,799	18.6%	-	-
Total Monthly Active Users (MaU) - Digital Services	233,074	221,615	5.2%	177,170	31.6%
1) Clinical management tools includes Telemedicine and Digital Prescription features
2) There may be an overlap of users among the pillars

Total Monthly Active Users (MaU) - Medcel	18,968	19,857		14,658	35.5%
Total Monthly Active Users (MaU) - WhiteBook	181,138	173,959		162,512	7.0%
Total Monthly Active Users (MaU) - iClinic	29,967	27,397		10,221	168.0%
Total Monthly Active Users (MaU) - Medicinae		402
Total Monthly Active Users (MaU) - Shosp	3,001

5

Seasonality

Undergrad´s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company does not have significant fluctuations. On Digital Services, Medcel’s sales are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients at the end and the beginning of the year. The majority of Medcel’s revenue is derived from printed books and e-books, which is recognized at the point in time when control is transferred to the customer. All other Digital Services do not present any significant seasonality. Consequently, Digital Services generally has higher revenue and results from operations in the first and last quarter of the year compared to the second and third quarters of the year.

Revenue

Total Net Revenue for the second quarter of 2021 was R$ 372.4 million, an increase of 35.8% over the same period of the prior year, due to the maturation of medical seats, increase of Medicine average ticket, expansion of Digital Services and consolidation of acquisitions. Adjusted Net Revenue in 2Q21, includes an impact of R$ 9.1 million due to the net temporary discounts in tuition fees granted by individual and collective legal proceedings and public civil proceedings related to COVID 19 and totaled R$ 381.5 million, an increase of 39.1% over the same period of the prior year.

Excluding acquisitions, Adjusted Net Revenue in the second quarter increased 9.0% YoY to R$ 299.0 million.

For the six-month period ended June 30, 2021, Total Net Revenue was R$ 766.7 million, an increase of 40.3% over the same period of last year. Adjusted Net Revenue presented an increase of 43.5% over the same period of last year, totaling R$ 784.0 million. Excluding acquisitions, Adjusted Net Revenue in the six-month period increased 9.9% YoY to R$ 600.5 million

Continuing Education business reported decrease in Net Revenues in the three-month 2021 and the six-month period eneded June 30, 2021 due to a reduction in active paying students because of: (a) practical programs that are not being offered since 1H20 and, (b) physicians’ decision to postpone admission to specialization courses due to COVID 19 pandemic.

Table 5: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended June 30,					For the six months period ended June 30,
	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	328,434	266,491	240,102	36.8%	11.0%	650,286	505,619	451,886	43.9%	11.9%
Adjusted Undergrad¹	337,548	273,491	240,102	40.6%	13.9%	667,604	519,167	451,886	47.7%	14.9%
Continuing Education	15,984	15,984	24,758	-35.4%	-35.4%	35,272	33,110	52,325	-32.6%	-36.7%
Digital Services	28,127	9,720	9,351	200.8%	3.9%	81,665	48,744	43,281	88.7%	12.6%
Inter-segment transactions	- 171	- 171	-	n.a	n.a	- 498	- 498	- 977	-49.0%	-49.0%
Total Reported Net Revenue	372,374	292,024	274,211	35.8%	6.5%	766,725	586,975	546,515	40.3%	7.4%
Total Adjusted Net Revenue ¹	381,488	299,024	274,211	39.1%	9.0%	784,043	600,523	546,515	43.5%	9.9%
* Ex Acquisitions: stands for the same companies that Afya consolidated in the same period of the previous year.For the three months period ended June 30, 2021, "2021 Ex Acquisitions" excludes: UniSl (only April, 2021; Closing of Unisl was in May,2020), PEBMED, FCMPB, MedPhone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and UNIFIPMoc.

For the six months period ended June 30, 2021 - "2021 Ex Acquisitions" excludes UniRedentor (only January, 2021; Closing of Uniredentor was in January 31,2020), UniSl (January to April, 2021; Closing of Unisl was in May,2020), PEBMED, FCMPB, Medphone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and UNIFIPMoc.
1. Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
2. See more information on "Non-GAAP Financial Measures" (Item 10).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended June 30, 2021 increased 36.0% to R$ 160.7 million, up from R$ 118.1 million in the same period of the prior year. For the six-month period ended June 30, 2021, Adjusted EBITDA was R$ 368.3 million, an increase of 42.3% from the same period last year. The adjusted EBITDA Margins of both periods were slightly below the reported margins of last year, mainly due to: 1) the consolidation of PEBMED, Iclinic, MedPhone, Medicinae, Medical Harbour, Cliquefarma, Shosp and UNIFIPMoc that presented lower margins than the integrated companies; 2) lower revenue from Continuing Education, as explained on the topic “Revenue” and 3) partially offset by recently acquisitions that were consolidated with high EBITDA margins (FCMPB and FESAR) .

6

Excluding the consolidation of acquisitions, Adjusted EBITDA for the three-month period ended June 30, 2021 increased 3.1% to R$ 121.8 million, up from R$ 118.1 million in the same period of the prior year. For the six-month period ended June 30, 2021, Adjusted EBITDA increased 7.8% YoY to R$ 279.1 million from R$ 258.8 million, while the Adjusted EBITDA Margin decreased 90 basis points to 46.5%. The adjusted EBITDA Margins of both periods were slightly below the reported margins of last year, mainly due to lower performance from Continuing Education, as explained on the topic “Revenue”.

Table 6: Adjusted EBITDA
(in thousands of R$)	For the three months period ended June 30,					For the six months period ended June 30,
	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	160,658	121,794	118,152	36.0%	3.1%	368,309	279,056	258,796	42.3%	7.8%
% Margin	42.1%	40.7%	43.1%	-100 bps	-240 bps	47.0%	46.5%	47.4%	-40 bps	-90 bps
* Ex Acquisitions: stands for the same companies that Afya consolidated in the same period of the previous year.For the three months period ended June 30, 2021, "2021 Ex Acquisitions" excludes: UniSl (only April, 2021; Closing of Unisl was in May,2020), PEBMED, FCMPB, MedPhone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and UNIFIPMoc.

For the six months period ended June 30, 2021 - "2021 Ex Acquisitions" excludes UniRedentor (only January, 2021; Closing of Uniredentor was in January 31,2020), UniSl (January to April, 2021; Closing of Unisl was in May,2020), PEBMED, FCMPB, Medphone, FESAR, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and UNIFIPMoc.

Adjusted Net Income

Adjusted Net Income for the second quarter of 2021 was R$ 65.1 million, an decrease of 27.3% over the same period of the prior year, mainly due to an decrease in net financial result that was affected by: a) R$ 1.5 billion increase YoY in gross debt, excluding IFRS 16, due to new debt contracts, acquisitions and the SoftBank investment and, b) depreciation of Brazilian Reais vs US Dollars in the period that affected our cash position in US Dollars and c) the fx rate difference between the signing of Softbank transaction and the internalization of the proceeds, that with point b) resulted in a R$28.6 million foreign exchange loss.

For the six months ended June 30, 2021, Adjusted Net Income totaled 225.1 million, an increase of 1.8% compared to the same period from the prior year, mainly affected by the semester net financial result, as explained above.

Table 7: Adjusted Net Income
(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2021	2020	% Chg	2021	2020	% Chg
Net income	21,945	63,886	-65.6%	135,293	167,556	-19.3%
Amortization of customer relationships and trademark (1)	13,667	12,515	9.2%	27,984	24,416	14.6%
Share-based compensation	11,093	6,157	80.2%	25,102	14,597	72.0%
Non-recurring expenses:	18,404	7,002	162.8%	36,718	14,471	153.7%
- Integration of new companies (2)	4,514	1,862	142.4%	7,536	4,982	51.3%
- M&A advisory and due diligence (3)	1,745	2,886	-39.5%	3,556	5,636	-36.9%
- Expansion projects (4)	2,163	1,308	65.4%	3,390	2,091	62.1%
- Restructuring expenses (5)	868	946	-8.2%	4,918	1,762	179.1%
- Mandatory Discounts in Tuition Fees(6)	9,114	-	n.a.	17,318	-	n.a.
Adjusted Net Income	65,109	89,560	-27.3%	225,097	221,040	1.8%

Basic earnings per share - R$ (7)	0.18	0.82	-78.0%	1.34	1.74	-23.0%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due COVID 19 on site classes restriction and excludes recognized revenuethat relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
(7) Basic earnings per share: Net Income/Total number of shares.

7

Cash and Debt Position

For the six-month period ended June 30, 2021, Afya reported Adjusted Cash Flow from Operations of R$ 343.2 million, up from R$ 201.8 million in same period of the previous year, an increase of 70.0% YoY.

Operating Cash Conversion Ratio for the six-month period ended June 30, 2021 was 103.5%, compared with 82.6% in same period of the previous year. This increase was mainly due to the reduction in trade receivables change that was mainly affected by the end of the grace period of overdue tuition, that was given to some students during 2020.

Table 8: Operating Cash Conversion Ratio Reconciliation	For the six months period ended June 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2021	2020	% Chg
(a) Cash flow from operations	320,515	189,417	69.2%
(b) Income taxes paid	22,667	12,397	82.8%
(c) = (a) + (b) Adjusted cash flow from operations	343,182	201,814	70.0%

(d) Adjusted EBITDA	368,309	258,796	42.3%
(e) Non-recurring expenses:	36,718	14,471
- Integration of new companies (1)	7,536	4,982	51.3%
- M&A advisory and due diligence(2)	3,556	5,636	-36.9%
- Expansion projects (3)	3,390	2,091	62.1%
- Restructuring Expenses (4)	4,918	1,762	179.1%
- Mandatory Discounts in Tuition Fees(5)	17,318	-	-
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	331,591	244,325	35.7%
(g) = (a) / (f) Operating cash conversion ratio	103.5%	82.6%	2090 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due COVID 19 on site classes restriction and excludes recognized revenuethat relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.

Cash and cash equivalents in June 30, 2021 were R$ 1.4 billion, representing an 36.3% increase when compared to December,2020 position.

On June 30, 2021, net debt, excluding the effect of IFRS 16, totaled R$ 582.7 million, compared with a net debt of R$ 166.9 million on December 31, 2020, mainly due to the closing of UNIFIPMoc and FipGuanambi acquisition in June, 2021, that was paid in cash in the amount of R$ 328.9 million.

8

Table 9: Cash and Debt Position
(in thousands of R$)
	2Q21	FY2020	% Chg	2Q20	% Chg
(+) Cash and Cash Equivalents	1,424,718	1,045,042	36.3%	1,041,462	36.8%
Cash and Bank Deposits	49,528	57,729	-14.2%	25,433	94.7%
Cash Equivalents	1,375,190	987,313	39.3%	1,016,029	35.3%
(-) Loans and Financing	1,466,621	617,485	137.5%	61,402	2288.6%
Current	117,679	107,162	9.8%	42,094	179.6%
Non-Current	1,348,942	510,323	164.3%	19,308	6886.4%
(-) Accounts Payable to Selling Shareholders	466,663	518,240	-10.0%	395,446	18.0%
Current	210,350	188,420	11.6%	149,879	40.3%
Non-Current	256,313	329,820	-22.3%	245,567	4.4%
(-) Other Short and Long Term Obligations	74,138	76,181	-2.7%	17,710	318.6%
(=) Net Debt (Cash) excluding IFRS 16	582,704	166,864	249.2%	(566,904)	-129.4%
(-) Lease Liabilities	583,545	447,703	30.3%	394,240	13.6%
Current	80,302	61,976	29.6%	46,920	32.1%
Non-Current	503,243	385,727	30.5%	347,320	11.1%
Net Debt (Cash) with IFRS 16	1,166,249	614,567	89.8%	(172,664)	n/a

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, going forward, ESG metrics will be disclosed in the Company’s quarterly financial results.

In August 2021, Afya assumed a voluntary commitment to have at least 50% of women in its management positions by 2030. In addition, Afya announced that was certificated by Women on Board, an independent initiative whose purpose is to acknowledge value and promote corporate environments in which women are part of the board of directors. The company voluntarily committed to continue having at least two women as board members.

Table 10: ESG Metrics		2Q21	1Q21	2020	2019
#	Governance and Employee Management
1	Number of employees	6,806	6,012	6,100	3,369
2	Percentage of female employees	55%	55%	55%	57%
3	Percentage of female employees in the board of directors	18%	18%	18%	22%
4	Percentage of independent member in the board of directors	36%	36%	36%	22%
	Environmental
4	Total energy consumption (kWh)	1,493,572	1,877,353	6,428,382	5,928,450
4.1	Consumption per campus	57,445	69,532	257,135	395,230
5	% supplied by distribution companies	85.19%	90.0%	87.4%	96.2%
6	% supplied by other sources	14.81%	10.0%	12.6%	3.8%
7	Greenhouse gas emissions (tons)	82.6	99	397	445
	Social
8	Number of free clinical consultations offered by Afya	93,802	62,096	427,184	270,000
9	Number of physicians graduated in Afya's campuses	13,002	n.a	12,691	8,306
10	Number of students with financing and scholarship programs (FIES and PROUNI)	5,995	5,789	4,999	2,808
11	% of the undergraduate students	13.7%	15.9%	13.7%	11.7%
12	Hospital and clinics partnership	443	432	432	60

9

7.               Conference Call and Webcast Information

When: August 26, 2021 at 05:00 p.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, Director of Investor Relations

Dial-in:   Brazil: +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236

        United States: +1 929 205 6099 or +1 301 715 8592 or +1 312 626 6799 or +1 669 900 6833 or +1 253 215 8782 or +1 346 248 7799

Webinar ID: 917 8709 8699

Other Numbers: https://afya.zoom.us/u/acDLWOMthN

OR

Webcast: https://afya.zoom.us/j/91787098699

Webinar ID: 917 8709 8699

10

8.               About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats. It delivers an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners, from the moment they enroll as medical students, through their medical residency preparation, graduate program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

9.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

10.            Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the cash flow from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

11

11.            Investor Relations Contact

Renata Couto, Director of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail: renata.couto@afya.com.br

12

12.            Financial Tables

Consolidated statements of income

For the three and six months period ended June 30, 2021 and 2020

(In thousands of Brazilian Reais, except earnings per share)

	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	372,374	274,211	766,725	546,515
Cost of services	(144,459)	(106,683)	(270,951)	(195,934)
Gross profit	227,915	167,528	495,774	350,581

General and administrative expenses	(135,184)	(90,039)	(265,588)	(176,762)
Other (expenses) income, net	113	(689)	1,298	(748)

Operating income	92,844	76,800	231,484	173,071

Finance income	12,428	13,954	22,250	42,780
Finance expenses	(80,855)	(23,130)	(110,534)	(40,802)
Finance result	(68,427)	(9,176)	(88,284)	1,978

Share of income of associate	2,383	2,603	5,622	4,905

Income before income taxes	26,800	70,227	148,822	179,954

Income taxes expenses	(4,855)	(6,341)	(13,529)	(12,398)

Net income	21,945	63,886	135,293	167,556

Other comprehensive income	-	-	-	-
Total comprehensive income	21,945	63,886	135,293	167,556

Income attributable to
Equity holders of the parent	17,237	60,679	125,327	160,495
Non-controlling interests	4,708	3,207	9,966	7,061
	21,945	63,886	135,293	167,556
Basic earnings per share
Per common share	0.18	0.65	1.34	1.74
Diluted earnings per share Per common share	0.18	0.65	1.33	1.73

13

Consolidated balance sheets - For the six month period ended June 30, 2021 and for the twelve month period ended December, 31 2020

(In thousands of Brazilian Reais)

	June 30, 2021	December 31, 2020
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,424,718	1,045,042
Financial investments	3,152	-
Trade receivables	332,393	302,317
Inventories	8,535	7,509
Recoverable taxes	26,467	21,019
Other assets	22,557	29,614
Total current assets	1,817,822	1,405,501

Non-current assets
Restricted cash	-	2,053
Trade receivables	26,061	7,627
Other assets	99,494	74,037
Investment in associate	51,261	51,410
Property and equipment	329,330	260,381
Right-of-use assets	544,984	419,074
Intangible assets	3,112,982	2,573,010
Total non-current assets	4,164,112	3,387,592

Total assets	5,981,934	4,793,093

Liabilities
Current liabilities
Trade payables	41,490	35,743
Loans and financing	117,679	107,162
Lease liabilities	80,302	61,976
Accounts payable to selling shareholders	210,350	188,420
Notes payable	12,303	10,503
Advances from customers	75,292	63,839
Labor and social obligations	117,342	77,855
Taxes payable	29,482	32,976
Income taxes payable	4,637	4,574
Other liabilities	13,851	6,331
Total current liabilities	702,728	589,379

Non-current liabilities
Loans and financing	1,348,942	510,323
Lease liabilities	503,243	385,727
Accounts payable to selling shareholders	256,313	329,820
Notes payable	61,835	65,678
Taxes payable	18,562	21,425
Provision for legal proceedings	70,195	53,139
Other liabilities	3,305	3,822
Total non-current liabilities	2,262,395	1,369,934
Total liabilities	2,965,123	1,959,313

Equity
Share capital	17	17
Additional paid-in capital	2,382,816	2,323,488
Share-based compensation reserve	75,826	50,724
Treasury stock	(26,075)	-
Retained earnings	533,318	407,991
Equity attributable to equity holders of the parent	2,965,902	2,782,220
Non-controlling interests	50,909	51,560
Total equity	3,016,811	2,833,780

Total liabilities and equity	5,981,934	4,793,093

14

Consolidated statements of cash flow - For six month period ended June 30, 2021 and 2020

(In thousands of Brazilian Reais)

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	148,822	179,954
Adjustments to reconcile income before income taxes
Depreciation and amortization	66,915	51,330
Disposals of property and equipment	748	-
Allowance for doubtful accounts	20,509	13,953
Share-based compensation expense	25,102	14,597
Net foreign exchange differences	24,622	(14)
Net (gain) loss on derivatives	-	(19,430)
Accrued interest	34,075	11,017
Accrued lease interest	29,213	20,428
Share of income of associate	(5,622)	(4,905)
Provision for legal proceedings	4,241	1,183
Changes in assets and liabilities
Trade receivables	(34,668)	(104,831)
Inventories	(1,026)	(976)
Recoverable taxes	(4,065)	(11,464)
Other assets	(5,256)	2,940
Trade payables	4,128	996
Taxes payables	1,697	10,214
Advances from customers	103	(13,317)
Labor and social obligations	32,379	39,605
Other liabilities	1,265	10,534
	343,182	201,814
Income taxes paid	(22,667)	(12,397)
Net cash flows from operating activities	320,515	189,417

Investing activities
Acquisition of property and equipment	(58,132)	(37,583)
Acquisition of intangibles assets	(22,825)	(7,766)
Dividends received	5,771	-
Restricted cash	4,951	3,870
Payments of notes payable	(5,288)	(1,611)
Acquisition of subsidiaries, net of cash acquired	(547,529)	(307,935)
Net cash flows used in investing activities	(623,052)	(351,025)

Financing activities
Payments of loans and financing	(12,952)	(99,096)
Issuance of loans and financing	809,539	911
Payments of lease liabilities	(37,888)	(25,538)
Treasury Stock	(64,752)	-
Capital increase	-	-
Share-based compensation plan receipts	23,505	-
Proceeds from issuance of common shares	-	389,170
Shares issuance cost	-	(19,704)
Dividends paid to non-controlling interests	(10,617)	(5,770)
Net cash flows from financing activities	706,835	239,973
Net foreign exchange differences	(24,622)	19,888
Net increase in cash and cash equivalents	379,676	98,253
Cash and cash equivalents at the beginning of the period	1,045,042	943,209
Cash and cash equivalents at the end of the period	1,424,718	1,041,462

15

Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income
(in thousands of R$)
	For the three months period ended June 30,			For the six months period ended June 30,
	2021	2020	% Chg	2021	2020	% Chg
Net income	21,945	63,886	-65.6%	135,293	167,556	-19.3%
Net financial result	68,427	9,176	645.7%	88,284	(1,978)	n.a.
Income taxes expense	4,855	6,341	-23.4%	13,529	12,398	9.1%
Depreciation and amortization	35,264	26,383	33.7%	66,915	51,330	30.4%
Interest received (1)	3,053	1,810	68.7%	8,090	5,327	51.9%
Income share associate	(2,383)	(2,603)	-8.5%	(5,622)	(4,905)	14.6%
Share-based compensation	11,093	6,157	80.2%	25,102	14,597	72.0%
Non-recurring expenses:	18,404	7,002	162.8%	36,718	14,471	153.7%
- Integration of new companies (2)	4,514	1,862	142.4%	7,536	4,982	51.3%
- M&A advisory and due diligence (3)	1,745	2,886	-39.5%	3,556	5,636	-36.9%
- Expansion projects (4)	2,163	1,308	65.4%	3,390	2,091	62.1%
- Restructuring expenses (5)	868	946	-8.2%	4,918	1,762	179.1%
- Mandatory Discounts in Tuition Fees(6)	9,114	-	n.a.	17,318	-	n.a.
Adjusted EBITDA	160,658	118,152	36.0%	368,309	258,796	42.3%
Adjusted EBITDA Margin	42.1%	43.1%	-100 bps	47.0%	47.4%	-40 bps

(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings due COVID 19 on site classes restriction and excludes recognized revenuethat relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.

16